Exhibit 99.1

Itaú Unibanco's net income was R$5.0 billion in the third quarter of 2020, up 19.6% from the three previous months

Business recovery, lower provisioning level and strategic cost management all contributed to earnings in the third quarter of 2020

> *"The better results in this quarter reflect a slight recovery of the economic activity, whereas provisioning is still required to face possible higher delinquency rates in the future. This scenario may be alleviated if market agents are sure that government is able to stabilize the fiscal situation."*
>
> **Candido Bracher**
> **Itaú Unibanco's CEO**

São Paulo, November 3, 2020 – In the third quarter of 2020, Itaú Unibanco's recurring net income totaled R$5.0 billion, up 19.6% from the previous quarter, with ROE of 15.7%. This result reflects the significant recovery of some business lines, such as real estate and vehicles, in addition to increased income from commissions and fees and revenues from insurance operations, against the backdrop of prospective resumption of the economic activity and capital markets. Growth in the period was also boosted by loan portfolio increase, lower provisioning level and disciplined cost management, in spite of the decrease in the financial margin driven by higher use of personalized credit in response to the crisis. Recurring net income went down 29.7% on a year-on-year basis.

Total loan portfolio[1] was up 20.4% in 12 months, reaching R$847.0 billion in September 2020, with improved performance of loan portfolios for individuals and very small, small and middle-market companies, which increased 3.9% and 14.0%, respectively, from the second quarter of 2020. In loan portfolio for individuals, on the same comparison basis, the highlights are increases in mortgage loans (5.1%), vehicles (10.4%) and credit card (6.4%).

In R$ million (except where otherwise indicated)	3Q20	3Q19	%	2Q20	%
Recurring Net Income	5,030	7,156	-29.7	4,205	19.6
Return on Average Equity (ROE) - Annualized	15.7%	23.5%	-780 bps	13.5%	220 bps
Total Loan Portfolio[1]	846,994	703,401	20.4	811,326	4.4
NPL 90 days overdue – Total	2.2%	2.9%	-70 bps	2.7%	-50 bps

Provision for loan losses decreased 16.2% from the second quarter of 2020, totaling R$6.3 billion, driven by the reduced need for a provision for losses in the quarter, which was R$51.1 billion.

The 90-day NPL ratio, in turn, reached 2.2%, reduction of 50 basis points from the previous quarter.

As a result of the economic recovery and higher levels of capital market activity, income from commissions and fees and revenues from insurance operations[2] were up 12.0% from the second quarter of 2020, fostered by increased investment banking operations and growth in revenues from credit and debit cards, both for issuing and acquiring activities.

"This quarter posted a significant resumption of the economic activity. For our business, this was translated into a significant growth in commissions and fees and credit granting for individuals and small companies, and the latter were still benefited from government-backed credit lines."

Milton Maluhy
Itaú Unibanco's Executive Vice President, CFO and CRO

Non-interest expenses reached R$12.7 billion in the third quarter of 2020, an increase of 4.7% from the previous quarter, driven by the impact of the collective bargaining agreement and higher variable costs arising from the resumption of the economic activity. Additionally, non-interest expenses in Latin America increased driven by foreign exchange variation. Efficiency ratio decreased 100 basis points in the year-to-date, reflecting productivity gains arising from continuous technology investments.

On September 30, 2020, Common Equity Tier I (Basel III) reached 12.4% from 12.1% in the immediately preceding period, which increasingly strengthens our capacity of absorbing possible losses in a crisis scenario.

Client support – Itaú Unibanco continues focused on supporting clients and mitigating the effects of the COVID-19 related crisis in their respective business. Accordingly, the balance of loan portfolio reprofiled for individuals and very small and small companies totaled R$53.5 billion on September 30, of which R$39.8 billion was allocated to individuals and R$13.7 billion to very small and small companies.

Additionally, through fully online contracting processes, Itaú Unibanco has already allocated R$18.0 billion in government programs. In the third and second quarters of 2020, R$16.4 billion and R$1.6 billion, respectively, were disbursed through the National Support Program for Very Small and Small Companies (Pronampe), financing the payrolls of companies and other government credit lines, such as the Investment Guarantee Fund (FGI) and Working Capital for Business Continuity Program (CGPE).

Through business digitalization, Itaú Unibanco reached 23.7 million digital clients (app and internet) at the end of the third quarter, up 16.2% compared to the same period of the previous year. Online account opening (individual and companies) grew 87.1% on a year-on-year basis.

Another important hallmark in the quarter was the recognition of Itaú Unibanco, for the first time ever, as the most valuable brand in Brazil in 2020 according to the Brandz Brasil ranking developed by Kantar, a company specialized in surveys and consulting services, in partnership with the WPP group. This recognition is added to that by Interbrand, by which the bank has been deemed as the most valuable brand in Brazil for over ten years, and to the recognition by Folha Top of Mind. Accordingly, for the first time, Itaú Unibanco ranks first in Brazil's three main brand rankings.

Further information on results is available on Itaú Unibanco's Investor Relations website: www.itau.com.br/relacoes-com-investidores.

(1) It includes financial guarantees provided and corporate securities.
(2) Result from insurance operations includes result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Corporate Communication – Itaú Unibanco
imprensa@itau-unibanco.com.br.